Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

FERC Favors ITC Transaction

First commission to approve separation/merger

Since announcing the proposed separation of Entergy’s transmission business and merger into an ITC Holdings Corp. subsidiary, the companies have explained how the transaction will result in significant benefits to the grid, customers and communities.

On June 20, the Federal Energy Regulatory Commission became the first utility regulator to approve the companies’ joint application for the transaction along with new rate constructs for the transmission assets under ITC ownership. This approval follows the FERC approval received in May by ITC and Entergy authorizing utility operating company financings associated with the transaction.

“This is good progress, and very encouraging to regulatory affairs teams working hard with our regulators across the region,” said Jeanne Kenney, leader of Entergy’s Transmission Regulatory Implementation Team.

“Our state and local regulators want to ensure that customers realize the benefits expected from the transaction,” Kenney said. “We will continue to actively work through the regulatory process with the retail regulators and parties in the various jurisdictional proceedings.”

Approval for the transaction is being sought from Entergy’s state and local jurisdictions. Proceedings are underway before the Arkansas Public Service Commission, Louisiana Public Service Commission, New Orleans City Council, Mississippi Public Service Commission, Missouri Public Service Commission and the Public Utility Commission of Texas.

Hearings on the application are complete in Texas and Missouri. Arkansas, Mississippi, Louisiana and New Orleans hearings are currently scheduled in July and August.

Through several related orders, FERC would allow the transfer of approximately 15,400 circuit miles of interconnected transmission lines at voltages of 69kV and above and the associated substations in Arkansas, Louisiana, Mississippi, Missouri and Texas from Entergy to ITC. Meanwhile, Entergy’s operating companies would continue to own and operate their respective distribution and generation businesses and provide customer service, billing, outage reporting and restoration services to homes and businesses in the region.

In addition to the miles of transmission lines and acres of substations involved in the transaction, approximately 750 Entergy employees, including key leadership personnel from Entergy’s transmission business, would become employees of ITC as a result of the transaction. Upon closing of the transaction, ITC would establish and maintain a regional headquarters in Jackson, Miss., where the headquarters of Entergy’s transmission business currently is located. ITC also would have offices and warehouses throughout the existing Entergy service territory to ensure a local presence and timely response to stakeholder and system needs.

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Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s most recent Annual Report on Form 10-K, any subsequent Quarterly Reports on Form 10-Q, and other filings made by Entergy with the Securities and Exchange Commission (the “SEC”); (ii)

the following transactional factors (in addition to others described elsewhere in this communication, in the prospectus included in the registration statement on Form S-4 that was filed by ITC with the SEC in connection with the proposed transactions) involving risks inherent in the contemplated transaction, including: (1) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (2) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (3) the ability of Entergy, Mid South TransCo LLC (“TransCo”) and ITC to obtain the required financings, (4) delays in consummating the transaction or the failure to consummate the transaction, (5) exceeding the expected costs of the transaction, and (6) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information And Where To Find It

ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement was declared effective by the SEC on February 25, 2013. ITC shareholders are urged to read the prospectus included in the ITC registration statement and any other relevant documents because they contain important information about TransCo and the proposed transactions. In addition, TransCo will file a registration statement with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the prospectus included in the ITC registration statement and the prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. The registration statements, prospectuses and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

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